245 Summer Street	Fidelity® Investments
Boston, MA 02210

January 11, 2023

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Cherry Street Trust (File No. 811-23840)

Fidelity Hedged Equity Central Fund (the fund)

Registration Statement on Form N-1A

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, and Regulation S-T, transmitted herewith on behalf of the entity is the entity’s Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the entity.

This filing includes the following items: cover letter, facing page, Part A, Part B, and Part C for the fund referenced above.

Please contact Renée Fuller at (603) 721-4221 with any questions or comments regarding this filing.

Sincerely,

/s/ Renée Fuller Renée Fuller Shareholder Reporting